
August 26, 2015

Mark D. Ein
Chief Executive Officer
Capitol Acquisition Corp. III
509 7th Street, N.W.
Washington, D.C. 20004

> **Re:** **Capitol Acquisition Corp. III**
> **Draft Registration Statement on Form S-1**
> **Submitted July 30, 2015**
> **CIK No. 0001648955**

Dear Mr. Ein:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please identify the lead underwriter(s) on the prospectus cover page. Please be advised that we may defer our review of any amendment that does not name the lead underwriter(s).

2. With respect to the obligation of Capitol Acquisition Management 3 LLC and the Capitol Acquisition Founder 3 LLC to purchase a maximum of 1,050,000 warrants in an unregistered offering if the underwriters elect to exercise their overallotment option in full, tell us the basis on which you have concluded that the offers and proposed sales to these entities should not be integrated with the registered offering.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4.   Please confirm that you will not be using any graphical materials or artwork in your prospectus in light of the nature of this offering.

Cover Page

5.   Please revise to disclose the exercise price for the warrants that will be purchased by Capitol Acquisition Management 3 LLC and Capitol Acquisition Founder 3 LLC. Similar concerns exist on page 32.

Prospectus Summary, page 1

6.   Please revise to disclose, if accurate, that investors will be relying on the business judgment of the board of directors and that the board of directors will have significant discretion in choosing the standard used to establish the fair market value of the target acquisition.

7.   Please clarify whether you will advise shareholders of the basis used to determine whether an initial business combination is fair to shareholders. If so, please tell us the manner in which you will make this disclosure.

The Offering, page 5

8.   We note that the holders of the founders' shares have agreed to vote any shares owned by them in favor of any proposed business combination. Please disclose the percentage of votes of the unaffiliated shareholders that is required to approve any proposed business combination.

Risk Factors

Risks Associated with our Business, page 14

9.   Please add risk factor disclosure addressing the exclusive forum provision in your amended and restated certificate of incorporation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Related Party Transactions, page 39

10.   We note that you have agreed to pay Venturehouse Group, LLC a monthly fee of $10,000 for general and administrative services. Please file this agreement as an exhibit. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Proposed Business

Business Strategy, page 41

11.   Please revise to disclose the inherent limitations in your status as a blank check company that may be a deterrent to potential target businesses.

You may contact Juan Migone, Senior Staff Accountant, at (202) 551-3312, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730, with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Services

cc: Jeffrey M. Gallant, Esq.
        Graubard Miller